Company Update July 22, 2015

Certain statements and information contained in this presentation constitute “forward‐looking statements” within the meaning of the Private Securities Litigation  Reform Act of 1995. Where any forward‐looking statement includes a statement about the assumptions of bases underlying the forward‐looking statement, we  caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from actual results,  and the differences between assumed facts or bases and actual results can be material, depending on the circumstances.  Where, in any forward‐looking  statement, our management expresses an expectation as to future results, such expectation is expressed in good faith and is believed to have a reasonable basis.   We cannot assure you, however, that the statement of expectation will result or be achieved or accomplished.  These statements relate to analyses and other  information that are based on forecasts of future results and estimates of amounts not yet determinable.  These statements also relate to our future prospects,  developments and business strategies. Forward‐looking statements typically include words or phrases such as “anticipate,” “believe,” “could,” “estimate,”  “expect,” “forecast,” “intend,” “our ability to,” “plan,” “potential,” “projected,” “should,” “target,” “will,” “would,” or other similar words, or negatives of such  words, which are generally not historical in nature.  Such forward‐looking statements specifically include statements involving: client contract opportunities;  contract dayrate amounts; future operational performance and cashflow; contract backlog; revenue efficiency levels; construction, timing and delivery of newbuild drillships; capital expenditures; market conditions; cost adjustments; estimated rig availability; expected direct rig operating costs; shore based support costs;  selling, general and administrative expenses; income tax expense; expected amortization of deferred revenue and deferred mobilization expenses; and expected  depreciation and interest expense for our existing credit facilities and senior bonds. These forward‐looking statements are based on our current expectations and  beliefs concerning future developments and their potential effect on us. While management believes that these forward‐looking statements are reasonable as and  when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for  future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions or  dispositions. Our forward‐looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause  actual results to differ materially from our historical experience and our present expectations, plans or projections. Important factors that could cause actual  results to differ materially from projected cashflows and other projections in our forward‐looking statements include, but are not limited to: levels of offshore  drilling activity, reduced capital expenditures by our clients and general market conditions; our ability to secure and maintain drilling contracts, including possible  cancellation, renegotiation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes, regulatory or other approvals, or  other reasons; changes in worldwide rig supply and demand, competition and technology; outcome of negotiations with the shipyard regarding the delay of our  rig; our ability to favorably revise our current debt covenants; risks inherent to shipyard rig construction, repair, maintenance or enhancement, including delays;  unplanned downtime and other risks associated with offshore rig operations, including unscheduled repairs or extended maintenance; governmental action,  strikes, public health threats, civil unrest and political and economic uncertainties; relocations, severe weather or hurricanes; environmental or other liabilities,  risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on  commercially reasonable terms; impact of potential licensing or patent litigation; terrorism, piracy and military action; and the outcome of litigation, legal  proceedings, investigations or other claims or contract disputes. For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with  the Securities and Exchange Commission (SEC), including our Annual Report on Form 20‐F and Current Reports on Form 6‐K.  These documents are available  through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov. Existing and prospective investors are cautioned not to place undue reliance on forward‐looking statements, which speak only as of the date hereof. We undertake  no obligation to publicly update or revise any forward‐looking statements after the date they are made, whether as a result of new information, future events or otherwise. Forward looking statements

Succeeding in a tough market 3 Pacific Drilling distinguished by operational excellence and cost management  Operational excellence more important than ever: expect market to be very tough for  at least 18 months  – Clients want the rigs that deliver – PACD management focused on minimizing downtime & maximizing rig efficiency – PACD has highest average rig capability and industry‐leading UDW operating performance  Cost management is key, while maintaining longer‐term optionality & marketability – Rig opex per day reduced every quarter since beginning 2014 – Recent initiatives delivering approximately $100 million annual run rate savings (~20%) – G & A reduced over 15% during 2Q2015 – Maintaining ability to restart idle rigs within 90 days of contract award while significantly  reducing costs

96.9 95.3 91.1 97.1 95.9 98.4 95.2 95.5 50 55 60 65 70 75 80 85 90 95 100 2013 Q3 2013 Q4 2014 Q1 2014 Q2 2014 Q3 2014 Q4 2015 Q1 2015 Q2 Post‐shakedown fleet revenue efficiency(1) (%) Revenue efficiency illustrates high quality  client service delivery Clients want rigs that deliver  Already 9 wells in 2015 delivered ahead  of client plan and budget across fleet  Last 15 rig‐years at >95% average uptime  No significant well control events in  company’s operating history  Highest efficiency rigs in the industry – Mistral drilled 3 of 5 fastest wells in  Lula field – Santa Ana drilled 3 discoveries and is  highest performer in Chevron US  GoM fleet – Scirocco delivering strongest  operating performance in Total  global fleet OPERATIONAL  EXCELLENCE Mean 95.7% 4

Percent Contracted High‐Spec Floater % Available 100% 87% 100% 88% 64% 71% 65% 69% 51% 75% 83% 69% 100% 55% 46% 41% 44% 40% 29% 54% Ocean Rig Seadrill Atwood Noble Rowan Ensco Transocean Diamond Offshore Vantage Drilling 2015 2016 Pacific  Drilling 89% 82% 78% 68% 50% 71% 55% 52% 48% 40% 33% 28% 21% 2015 2016 Pacific  Drilling NOTES: Pacific Drilling rig status as per July 7, 2015 Fleet Status Report with new assumptions of delivery delay of Pacific Zonda to 1Q2017. All other newbuild deliveries as per data from IHS‐Petrodata. Newbuild availability assumed to be 4 months  from delivery.   5 Full fleet days contracted as percentage of days available for 2015 and 2016(2) Exclusively high‐spec floater fleet positioned  well for the limited market opportunities OPERATIONAL  EXCELLENCE

Solid $1.9 billion contract backlog 6 Contract status as of July 21, 2015 Chevron Nigeria, $586k/d 2 year extension Total Nigeria, $499k/d 2 year extension Chevron USGoM, $490k/d 5 year contract CVX Nigeria, $660k/d 2 year contract Chevron USGoM, $558k/d 5 year contract Construction Mobilization Firm Contract Pacific Bora  Pacific Scirocco  Pacific Zonda  Pacific Mistral  Pacific Santa Ana  Pacific Khamsin  Pacific Sharav  Pacific Meltem  20172015 Expected Delivery to Active Fleet: First Quarter 2017 2016 Available Available OPERATIONAL  EXCELLENCE Existing contract provisions  provide that any contract  terminations are at least  EBITDA neutral

$32m cost savings delivered; $75m total  2015 target; $100m annual run‐rate target 7 Labor and  personnel costs • Travel • Variable  compensation  elements • Overhead  headcount • Benefits • Training Maintenance  expenses • Engineering &  major projects • Deferral of non‐ critical normal  and project  maintenance Operations  expenses • Materials &  supplies • Catering • Customs • Rentals • Vessel inspections Miscellaneous  expenses • Agent fees • Communications • Insurance • Other drilling‐ related costs COST  MANAGEMENT Sources of savings Supported by 3rd party price reductions Targeting on contract average rig opex reduction from $178k/day to $165k/day

Smart stacking results in idle rig costs of  <$40k/day without incremental investment 8 Direct rig‐related opex per day ($k) 215 18 103 Personnel Maintenance Operations Miscellaneous 178 75 40 0 20 40 60 80 100 120 140 160 180 Historical operating Conventional stacking savings Historical stacked Personnel savings Non‐critical maintenance savings Misc savings Smart stacking Rigs ready to work in <90 days Idle rig cost < $15m/yr Smart stacking  efficiencies COST  MANAGEMENT

Cost saving initiatives driving stronger 2015  guidance 9 Revised and expanded full‐year 2015 guidance for certain items Item Old Range New Range Average revenue efficiency 92% ‐ 96% 94% ‐ 96% Contract drilling expenses $500 million ‐ $525 million $425 million ‐ $450 million General & administrative expenses $63 million ‐ $66 million $55 million ‐ $58 million Income tax expense as percent of  total contract drilling revenue 3.5% ‐ 4% 3% ‐ 3.5% EBITDA(3) NA $575 million ‐ $615 million COST  MANAGEMENT

25% 30% 35% 40% 45% 50% 55% 60% 65% 3Q 2013 4Q 2013 1Q 2014 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 10 Continuing to deliver industry‐leading EBITDA  margin with only 5 rigs on contract Range of adjusted EBITDA/revenue for offshore drillers(3),(4) PACD Peer Offshore Driller Average NOTES: • Peer Offshore Driller Average includes PACD and publicly available information for ATW, DO, ESV, NE, ORIG, RDC, RIG, and SDRL. • EBITDA is as reported by Bloomberg (adjusted to remove impacts from impairment for DO, RIG, ESV, NE). Current  expected  range FINANCIAL  STRENGTH

11 Projected positive EBITDA through 2017  even with no additional contracts  FINANCIAL  STRENGTH 1086 1090 715 280 335 860 2014 2015 2016 2017 518 494 370 275 115 280 2014 2015 2016 2017 563 596 345 5 220 580 2014 2015 2016 2017 EBITDA ($m) Costs ($m)Revenue ($m) In absence of new contracts,  liquidity sufficient to meet all  expected cash uses through  refinancing of Khamsin at end  of 2017. Actuals          Current backlog only         Current expectations for additional backlog 1050 1140 485 555 565 585

Operating cash flow and existing facilities expected to cover 2017 debt maturity

FINANCIAL STRENGTH

As of July 21, 2015, existing facilities provide up to $700 million of undrawn capacity



Excess liquidity available to repay existing borrowings as necessary
$1,740
$1,125
615
935
500
500
105
150
401
550
224
Anticipated operating cash flow through end 2017
Existing cash
Conditional debt(5)
Currently available debt capacity
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
Total commitments
Sources through end of 2017
Debt Amortization
Capex
Debt Maturity

NOTES:

- Capex as per Investor Toolkit dated Mar. 31, 2015.
- Commitments shown as net of gross interest since interest has been deducted when calculating cash flow from operations.
- Cash flow from operations projected using $300k/day for contract rollovers/extensions. Projected cashflow from operations assumes operating fleet size of 7 rigs at end of 2016 and 8 rigs at end of 2017. Costs as per guidance on slide 9. Includes assumptions for idle time prior to or between contracts for rigs which are currently uncontracted.

Pacific Drilling

12

Valuation attractive relative to peers before  benefit of cost saving initiatives 13 FINANCIAL  STRENGTH NOTES: • Peer Offshore Driller Average includes ATW, DO, ESV, NE, ORIG, RDC, RIG, and SDRL Thomson Reuters consensus as of July 20, 2015 FY2015 Multiples PACD Peer Average Price/Earnings 4.38 5.42 Price/Cash Flow 1.38 2.47 Price/Book Value 0.32 0.51

Ongoing initiatives to further strengthen  financial position 14 Delay of Pacific Zonda delivery currently under discussion with  shipyard  Initiated discussions with agent banks for post‐2015 debt covenant  revisions Further cost reductions to include: ‐ Rationalization of non‐critical maintenance expense and capital expense ‐ Further optimization of rig stacking ‐ Additional adjustments to personnel costs ‐ Additional improvement of vendor terms FINANCIAL  STRENGTH

Investor contact Pacific Drilling Amy Roddy VP Corporate Services 11700 Katy Freeway Suite 175 Houston, Texas 77079 USA Phone: +1 832‐255‐0502 Email: Investor@pacificdrilling.com www.pacificdrilling.com 15

Footnotes 16 1. Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements  and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned  during a certain period. Post‐shakedown revenue efficiency represents levels of average revenue efficiency which are typical  for ongoing operations. Revenue efficiency is typically lower during shakedown, when a newbuild rig is undergoing the initial  break‐in of equipment. 2. Data from IHS‐Petrodata as of Jul. 8, 2015. Pacific Drilling rig status as per July Fleet Status Report. Assume delivery delay of  Pacific Zonda to 1Q2017. Rig specification analysis & classification index by Pacific Drilling. Chart includes all floating rigs of  classification index >5.5. Newbuild availability assumed to be 4 months from delivery. 3. EBITDA is a non‐GAAP measure. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The most  comparable GAAP financial measure to EBITDA is net income, which includes interest, taxes, depreciation and amortization.  EBITDA is included herein because it is used by management to measure the company's operations. Management believes  that EBITDA presents useful information to investors regarding the company's operating performance. 4. EBITDA margin is defined as EBITDA divided by contract drilling revenue. Management uses this operational metric to track  company results and believes that this measure provides additional information that consolidates the impact of our  operating efficiency as well as the operating and support costs incurred in achieving the revenue performance. 5. Under the existing terms of our 2014 Revolving Credit Facility, we currently will have access to $150.0 million, provided that  Pacific Zonda is delivered prior to October 31, 2015 and a satisfactory drilling contract is signed.